[redacted]

SECU 13014439 ISSION EIVED 2013 AUG 28 PM 2:58 SEC / TM

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/30/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SOUTHWEST SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214-859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500 Dallas, TX 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 9/11/13 OD 9/20/13 KW 9/20/13

OATH OR AFFIRMATION

I, James H. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Securities, Inc., as of June 30th, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer
Title

Notary Public

VILMA I. GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors and Stockholder
Southwest Securities, Inc.

We have audited the accompanying statement of financial condition of Southwest Securities, Inc., (the "Company", a Delaware corporation and a wholly owned subsidiary of SWS Group, Inc.) as of June 30, 2013. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Southwest Securities, Inc. as of June 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Dallas, Texas
August 27, 2013

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
June 30, 2013

(dollars in thousands, except par and redemption values)

Assets	
Cash	$ 12,223
Assets segregated for regulatory purposes	164,737
Receivable from brokers, dealers and clearing organizations	1,698,474
Receivable from clients, net of allowance	286,446
Securities owned, at fair value	208,105
Securities purchased under agreements to resell	51,996
Fixed assets, at cost, less accumulated depreciation of $39,324	9,009
Net deferred tax asset	10,921
Goodwill	7,552
Other assets (including $3,245 due from affiliates and net of accumulated amortization of intangible assets of $5,060)	28,380
Total assets	$ 2,477,843
Liabilities and Stockholder's Equity	
Short-term borrowings	$ 131,500
Payable to brokers, dealers, and clearing organizations	1,532,967
Payable to clients	335,957
Drafts payable	28,889
Securities sold, not yet purchased, at fair value	134,735
Securities sold under agreements to repurchase	37,011
Accrued expenses and other liabilities (including $2,699 due to affiliates)	37,335
	2,238,394
Stockholder's equity:	
Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; no shares issued and outstanding	-
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares	3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued	-
Additional paid-in capital	62,438
Retained earnings	177,008
	239,449
Total liabilities and stockholder's equity	$ 2,477,843

1. Organization

Southwest Securities, Inc. ("Company"), a Delaware Company and a wholly owned subsidiary of SWS Group, Inc. ("Parent"), is a New York Stock Exchange ("NYSE") member broker/dealer. The Company is also a registered investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer under the Securities Exchange Act of 1934 ("Exchange Act") and as a registered investment advisor under the Investment Advisors Act of 1940. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

Change in Year End/Consolidated Financial Statements. On May 23, 2013, the Board of Directors of the Parent, acting on the recommendation of the Federal Reserve Bank of Dallas, approved a change to the Parent's fiscal year end from the last Friday of June to June 30. This change was also effective for the Company's fiscal year ended June 30, 2013.

Pursuant to the SEC Rule 11(a) of the Exchange Act, over 50% of the Company's revenues are comprised of Section 11(a) items, indicating the Company is primarily engaged in trading on behalf of customers.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions are recorded on trade date, as if they had settled. Clients' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Marketable securities are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net gains on principal transactions in the statement of operations.

Fixed Assets and Depreciation

Fixed assets are comprised of furniture, equipment ($36,624) and leasehold improvements ($11,709) which are stated at cost. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Goodwill

The Company implemented the concepts outlined in Accounting Standards Update ("ASU") 2011-08 regarding its goodwill annual assessment of fair value. The ASU highlights that an entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on

a qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying amount. Based on this qualitative assessment, the Company determined that $3,298 of goodwill allocated to the institutional brokerage business unit was not impaired, however, the $4,254 of goodwill allocated to the clearing business unit was subject to further evaluation, The Company based its assessment of the fair value of the Company's clearing business unit on a weighted average of a discounted cash flow model estimate of fair value and a market multiple approach to fair value. Based on the results of the Company's assessment, the goodwill balance was not impaired.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest payable on these amounts is included in the Statement of Financial Condition in other liabilities.

Securities Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions is accrued and included in the Statement of Financial Condition in receivables from and payables to brokers, dealers and clearing organizations.

Drafts Payable
In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid and charged against cash.

Cash
The Company considers cash to include cash on hand and in bank accounts. In addition, highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") deposit accounts up to $250. At June 30, 2013, the cash balances included $10,990 that were not federally insured because they exceeded federal insurance limits. This at-risk amount is subject to fluctuation on a daily basis, but management does not believe there is significant risk on these deposits.

Federal Income Taxes
The Company files a consolidated federal income tax return with its Parent. For purposes of this financial statement, current income taxes are computed as if the Company filed a separate entity income tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments
Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the principal market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Assets and liabilities utilizing Level 3 inputs include certain inventories held in the Company's securities owned portfolio. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased Portfolio. Securities classified as Level 1 securities primarily consist of financial instruments whose value is based on quoted market prices such as corporate equity securities and U.S. government and government agency obligations primarily in U.S. treasury securities.

Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, U.S. government and government agency obligations and municipal obligations.

Securities classified as Level 3 securities are securities whose fair value is estimated based on internally developed models or methodologies, including discounted cash flow, utilizing significant inputs that are generally less readily observable. The models and methodologies considered the quality of the underlying loans, any related secondary market activity and expectations regarding future interest rate movements. Included in this category are certain corporate equity securities and corporate bonds.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Assets Segregated For Regulatory Purposes

At June 30, 2013, the Company held cash of $164,737 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 ("Exchange Act Rule 15c3-3").

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

At June 30, 2013, the Company had receivable from and payable to brokers, dealers and clearing organizations related to the following:

Receivable:		
Securities failed to deliver	$	9,708
Securities borrowed		1,546,376
Correspondent broker/dealers		45,435
Clearing organizations		25,285
Other		71,670
	$	1,698,474
Payable:		
Securities failed to receive	$	39,024
Securities loaned		1,471,319
Correspondent broker/dealers		16,352
Other		6,272
	$	1,532,967

Securities failed to deliver and receive represent the contractual value of securities that have not been delivered or received subsequent to settlement date.

The Company clears securities transactions for correspondent broker/dealers. Proprietary settled securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. The Company holds collateral for the receivables from correspondents in the amount of $65,948.

The Company participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities. All open positions are adjusted to market values daily. The Company obtains or releases collateral as prices of the underlying securities fluctuate. At June 30, 2013, the Company had collateral of $1,546,376 under securities lending agreements, of which the Company had repledged approximately $1,452,911.

5. Receivable From and Payable to Clients

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Exchange Act Rule 15c3-3, principally officers, directors and related accounts), which aggregated approximately $766 and $10, respectively, at June 30, 2013. Securities accounts of noncustomers are subject to the same terms and regulations as those of customers. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At June 30, 2013, the Company has approximately $329,013 of client securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $18,408 under securities loan agreements.

The Company pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $304,016 at June 30, 2013. At June 30, 2013 and during fiscal year 2013, the weighted average interest rate and the interest rate paid on these balances was 0.02%.

The Company maintains an allowance for doubtful accounts of $168 which represents amounts that, in the judgment of management, are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations. At June 30, 2013, all unsecured customer receivables had been provided for in this allowance.

6. Securities Owned and Securities Sold, not yet Purchased

At June 30, 2013, securities owned and securities sold, not yet purchased, both of which are carried at fair value, included the following:

Securities owned:		
U.S. government and government agency obligations	$	41,529
Municipal obligations		30,116
Corporate equity securities		684
Corporate obligations		127,899
Other-primarily unit investment trusts		7,877
	$	208,105
Securities sold, not yet purchased:		
U.S. government and government agency obligations	$	54,086
Municipal obligations		10
Corporate obligations		80,639
	$	134,735

Certain of the above securities have been pledged as security deposits at clearing organizations for the Company's clearing business. These pledged securities amounted to approximately $3,000 at June 30, 2013. Additional securities have been pledged to secure short-term borrowings, see **Note 9**.

7. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy assets segregated for regulatory purposes, securities owned, at fair value and securities sold, not yet purchased, at fair value as of June 30, 2013:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
Corporate equity securities	$ 59	$ -	$ 625	$ 684
Municipal obligations	-	30,116	-	30,116
U.S. government and government agency obligations	3,300	38,229	-	41,529
Corporate obligations	-	127,779	120	127,899
Other-primarily unit investment trusts	-	7,877		7,877
	$ 3,359	$ 204,001	$ 745	$ 208,105

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased, at fair value				
Municipal obligations	$ -	$ 10	$ -	$ 10
U.S. government and government agency obligations	45,415	8,671	-	54,086
Corporate obligations	-	80,639	-	80,639
	$ 45,415	$ 89,320	$ -	$ 134,735
Net assets (liabilities)	$ (42,056)	$ 114,681	$ 745	$ 73,370

The following table provides a reconciliation of the beginning and ending balances for the major classes of assets measured at fair value using significant unobservable inputs (Level 3):

	Corporate Equity Securities	Municipal Obligations	Corporate Obligations	Total
Ending balance at June 29, 2012	$ 675	$ 21,006	$ -	$ 21,681
Redemption/sale of security	(50)	(20,304)	-	(20,354)
Realized loss from write-down in fair value of auction rate securities	-	(702)	-	(702)
Transfers from Level 2 to Level 3	-	-	120	120
Ending balance at June 30, 2013	$ 625	$ -	$ 120	$ 745

At the end of each respective quarterly reporting period, the Company recognizes transfers of financial instruments between levels. During fiscal 2013, the corporate obligations transferred from Level 2 to Level 3 are distressed resulting in a lack of observable data to support a Level 2 pricing.

The following table highlights, for each asset and liability measured at fair value on a recurring basis and categorized within Level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement as of June 30, 2013 (dollars in thousands):

Asset/ Liability	Fair Value	Valuation Technique(s)	Unobservable Inputs	Range (Weighted Average)
Securities owned, at fair value				
Corporate equity securities– auction rate preferred	$625	Analysis of comparable securities	N/A	N/A
Corporate obligations	$120	Discounted cash flow	N/A	N/A

At June 30, 2013, the Company held 25 auction rate preferred securities that, based on observed values of comparable securities, were valued at $625. Since June 2010, the Company has held up to $1.8 million in Level 3 auction rate preferred securities, of which $1.2 million have been redeemed at par. The remaining $625 of auction rate preferred securities are similar to those that were previously redeemed and the Company anticipates that the remaining securities will also be redeemed at par. While a liquidity discount has been considered for these securities, the Company does not believe a discount is warranted. To the extent these securities are redeemed at a price below par, the Company would consider revaluing any remaining securities at a discounted price.

8. Securities Purchased/Sold Under Agreements to Resell/Purchase

At June 30, 2013, the Company held reverse repurchase agreements totaling $51,996, collateralized by U.S. government and government agency obligations with a fair value of approximately $51,808.

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Interest payable on these amounts is included in the Statement of Financial Condition in other liabilities. Securities sold under repurchase agreements at June 30, 2013 was $37,011.

9. Short-Term Borrowings

Uncommitted lines of credit
The Company has credit arrangements with commercial banks, which include broker loan lines up to $375,000. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts, receivables in customers' margin accounts and underwriting activities. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to

the federal funds rate (0.07% at June 30, 2013). The total amount of borrowings available under these lines of credit is reduced by the amount available under the options trading unsecured letter of credit, referenced below. At June 30, 2013, the amount outstanding under these secured arrangements was $86,500, which was collateralized by securities held for firm accounts valued at $120,568.

At June 29, 2012, the Company has a $10,000 unsecured line of credit that is due on demand and bears interest at rates indexed to the federal funds rate. This credit arrangement is provided on an "as offered" basis and is not a committed line of credit. The total amount of borrowings available under this line of credit is reduced by the amount outstanding on the line and under any unsecured letters of credit at the time of borrowing. At June 30, 2013, there were no amounts outstanding on this line. At June 30, 2013, the total amount available for borrowing was $10,000.

Committed lines of credit
On January 28, 2011, the Company entered into an agreement with an unaffiliated bank for a $45,000 committed revolving credit facility. The commitment fee is 37.5 basis points per annum, and when drawn, the interest rate is equal to the federal funds rate plus 125 basis points. The agreement requires the Company to maintain a tangible net worth of at least $150,000. At June 30, 2013, there was $45,000 outstanding under the committed revolving credit facility. The secured borrowing was collateralized by securities with a value of $68,605.

Letters of credit
At June 30, 2013, the Company had an irrevocable letter of credit agreement pledged to support customer open option positions with an options clearing organization. Until drawn the letter of credit bears interest at a rate of 0.5% per annum and is renewable semi-annually. If drawn, the letter of credit bears interest at a rate of 0.5% per annum plus a fee. At June 30, 2013, the maximum amount available under this letter of credit agreement was $75,000. At June 30, 2013 the Company had outstanding, undrawn letters of credit of $50,000 bearing interest at a rate of 0.5% per annum. This letter of credit agreement was fully collateralized by marketable securities held in client and non-client margin accounts with a value of approximately $71,035 at June 30, 2013.

10. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2013 are presented below:

Deferred tax assets:		
Accrued expenses	$	6,689
Net operating loss carryforward		3,955
State deferred taxes		909
Other		285
Total gross deferred tax asset		11,838
Deferred tax liabilities:		
Fixed assets		(862)
Other		(55)
Net deferred tax asset included in other assets	$	10,921

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company will establish a valuation allowance. At June 30, 2013, the Company's deferred tax asset included $3,955 of federal net operating loss carryforwards. In order to utilize the net operating loss carryforwards, the Company must generate sufficient taxable income within the carryforward period. The Company evaluated the reliability of its deferred tax assets and concluded, based on the Company's past history of profitability and future earnings projections, that a valuation allowance was not required.

There was no current income tax payable at June 30, 2013.

At June 30, 2013, the Company had approximately $295 of unrecognized tax benefits. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at June 29, 2012	$	1,125
Increases as a result of tax positions taken during prior years		-
Increases as a result of tax positions taken during the current period		20
Decreases as a result of tax positions taken during the prior years		(381)
Decreases as a result of tax positions taken during the current period		(10)
Lapse of applicable statute of limitations		(361)
Settlements		(98)
Balance at June 30, 2013	$	295

While the Company expects that the net liability for uncertain positions will change during fiscal 2014, the Company does not believe that the change will have a significant impact on its financial position or results of operations.

Included in the net liability is accrued interest and penalties of $9, net of federal benefit. At June 30, 2013, the total amount of unrecognized income tax benefits that, if recognized, would reduce income tax expense is approximately $286.
With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2009. The Company has concluded its state and local exams with no material exceptions. The examination of the Company's federal tax returns included in the Parent's consolidated return for 2008 through 2011 concluded in the fourth quarter with no material adjustments.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 of the Exchange Act, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Exchange Act Rule 15c3-3. At June 30, 2013, the Company had net capital of approximately $141,112 which is approximately $134,269 in excess of its minimum net capital requirement of approximately $6,843 at that date. Additionally, the Rule provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At June 30, 2013, the Company had net capital of approximately $124,005 in excess of 5% of aggregate debit items.

12. Affiliate Transactions

The Company clears all customer transactions for SWS Financial Services, Inc. ("SWSFS"), an affiliate. The Company also provides all accounting, administrative services, management services and office facilities to SWSFS in accordance with an expense sharing.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

Clients and correspondents of the Company have the option to invest in a savings account called Bank Insured Deposits at the Company's banking affiliate, Southwest Securities, FSB. These funds are FDIC insured up to $250.

The Company makes loans to employees, primarily financial advisors, mainly for recruiting and retention purposes. The amount of loans to employees is included in other assets in the Statement of Financial Condition in the amount of $14,869 for which the Company has recorded an allowance, included in other liabilities in the Statement of Financial Condition, of $1,749 for termed relationships.

During fiscal 2013, the Company paid the remaining $20,000 of the $50,000 that was loaned to the Company from the Parent in March 2012 for use in its general operations by reducing the Company's use of short-term borrowings for the financing of its day-to-day cash management needs.

On the Statement of Financial Condition, the total receivable from the Parent is $3,160 and from Southwest Investment Advisors, Inc., a dormant entity, is $85. The total payable to Southwest Securities, FSB is $2,186, to SWSFS is $387, including a clearing deposit of $301, to SWS Insurance is $106 and to SWS Capital Corporation, a dormant entity, is $20.

13. Commitments and Contingencies

Leases. The Company leases its offices and certain equipment under noncancelable operating lease agreements. The Company recognizes escalating lease payments on a straight line basis over the term of each respective lease with the difference between cash payment and rent expense recorded as deferred rent and included in other liabilities in the Statements of Financial Condition

At June 30, 2013 the future rental payments for the noncancelable operating leases for each of the following five fiscal years and thereafter follows:

2014	$	4,368
2015		3,614
2016		2,629
2017		1,071
2018		700
Thereafter		3,156
	$	15,538

Underwriting. Through its participation in underwritings, both corporate and municipal securities, the Company could expose itself to material risk, that securities that the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. At June 30, 2013, the Company had $150 in total potential liabilities due under outstanding underwriting arrangements.

Litigation. In the general course of its brokerage business and the business of clearing for other brokerage firms, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state securities laws among other matters. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations. Included in accrued expenses and other liabilities is $2,000 for such claims.

The Company has been named in three lawsuits related to a $35,000 bond offering that was 40% underwritten by M.L. Stern & Co., LLC, a company purchased by the Parent in 2008. The offering took place in November of 2005 and the lawsuit was filed in November 2009.

The lawsuits are in the discovery stage and the ultimate amount of liability associated with this claim cannot currently be determined. However, the Company believes it is at least reasonably possible that a loss related to this matter will be incurred. During fiscal 2013, the Company recorded a liability of approximately $1,000 related to this matter.

Guarantees. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual indemnifications and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of multiple exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the financial statements for these arrangements.

14. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk if prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including those of customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. These positions are collateralized by U.S. government and government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

15. Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker/dealers registered under the Exchange Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker/dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.

16. PAIB Reserve Requirements

The Company performs calculations of PAIB reserve requirements. At June 30, 2013, the Company did not have a PAIB reserve requirement and has no amount on deposit.

GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

Grant Thornton LLP
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Dallas, TX 75201-4667

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Board of Directors and Stockholder
Southwest Securities, Inc.

In planning and performing our audit of the financial statements of Southwest Securities, Inc. (the "Company", a Delaware corporation and a wholly owned subsidiary of SWS Group, Inc.) as of and for the year ended June 30, 2013, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and

of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at June 30, 2030, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association , and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 27, 2013